SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 17, 2003

Commission File Number: 1-14732

National Steel Company
(Translation of registrant's name into English)

Rua Lauro Müller, 116 – 36° andar
Rio de Janeiro, RJ – Brazil
(Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

             Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

             If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

             The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

             This Report contains a press release and an English translation of the related Notice describing transactions between the Company and CVRD regarding exchanges of infrastructure holdings.

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SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional By: /s/ Otávio de Garcia Lazcano Name: Otávio de Garcia Lazcano Title: Principal Financial Officer

Dated April 17, 2003

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April 17, 2003

Securities and Exchange Commission,
   450 Fifth Street, N.W.,
      Washington, D.C. 20549.

Re:	National Steel Company (Companhia Siderúrgica Nacional) -- Report on Form 6-K

Dear Sirs:

            On behalf of Companhia Siderúrgica Nacional (“CSN”), I enclose CSN’s Report on Form 6-K (the “Form 6-K”). The enclosed is being furnished but shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

            By copy of this letter, I am also transmitting one manually signed copy of the Form 6-K to the New York Stock Exchange, Inc., upon which CSN’s ADSs are listed.

            Please direct any questions or comments you may have regarding this submission to the undersigned at (202) 956-7505.

Very truly yours, Edwin D. Williamson

(Enclosures)

cc: New York Stock Exchange, Inc. (w/enclosures)

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For immediate release

For More Information Contact:

Luciana Paulo Ferreira CSN - Relacoes com Investidores - 011 3049-7591 luferreira@csn.com.br www.csn.com.br	Isabel Viera Thomson Financial +1 (212) 701-1823 isabel.vieira@tfn.com www.thomsonfinancial.com

CSN ANNOUNCES CHANGE IN RAILROAD AND PORT STAKES

(Rio de Janeiro, Brazil – April 10, 2003) — Companhia Siderúrgica Nacional (CSN) (NYSE-SID), announced today it, Companhia Vale do Rio Doce and its subsidiaries (CVRD) and Taquari Participacoes S.A. (Taquari) have signed an agreement for the purchase and sale of the following stakes:

a)	The sale by CVRD to CSN or any of its affiliates of CVRD’s direct and indirect ownership interests in Sepetiba Tecon S.A. (Tecon);
b)	The sale by CSN to CVRD of CSN’s ownership interests in Ferrovia Centro-Atlântica S.A. (FCA);
c)	The sale by CVRD to CSN or any of its affiliates and Taquari of CVRD’s ownership interest in Companhia Ferroviária do Nordeste – CFN.

In addition, contracts related to services will be signed for ten-year periods in order to secure to CSN the transportation of limestone by FCA and to CVRD the container handling by Tecon as well as the transportation of dolomite and bentonite by CFN. CSN will maintain a commercial relationship with FCA to secure the transportation of limestone from its mines to the Presidente Vargas SteelWorks.

Thus CSN will own, direct and indirectly, 100% of Tecon and 49% of CFN and will no longer hold a stake in FCA.

The increase in ownership in Tecon consolidates CSN’s operation at the Sepetiba Port, which is a key factor in its expansion projects. At Tecon, CSN intends to increase the current level of container cargo, deepening the commercial relationship with customers and investing in the terminal — construction of a third berth -, aiming at increasing the cargo capacity, especially for steel products.

Regarding CFN,CSN believes in the growth potential of the Northeastern region and in the development of the railroad, as a transportation option. In order to achieve that, CSN, together with local help, intends to promote the development of this business.

Concerning this operation, Benjamin Steinbruch, CSN’s CEO, made the following comments: “With this transaction CSN is stressing its strategy of focusing in the steel business, while maintaining competitiveness. This logistics spin off allowed us to keep the stake in those assets that have more sinergies with CSN while focusing in a management those assets driven by our strategic growth goals. We hope that, in 2 months, the transaction will be concluded with a net disbursement by CSN of R$30 million”.

The obligations related to the purchase and sale of shares and the effectiveness of the forementioned contracts are part of a single transaction, which is subject to a series of closing conditions, including the approval by regulating agencies.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

The foregoing includes forward-looking statements, such as the completion of the share transactions and the entering into of the contracts. Factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include approval by the authorities, [signing of the definitive purchase and sales agreements and contracts related to services], growth of the Northeastern region, development of this business and changes in the steel industry or the economic or political situation in Brazil or other countries or regions.

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COMMUNICATION

COMPANHIA SIDERÚRGICA NACIONAL, a business corporation, with headquarters at Rua Lauro Müller, 116, 36º andar, sala 3702, in the city of Rio de Janeiro – RJ, registered in the CNPJ under no. 33.042.730/0001-04 (“CSN”), informs that it has entered into a Stock Purchase Agreement and Other Covenants with Companhia Vale do Rio Doce (“CVRD”), Mineração Tucumã Ltda., Taquari Participacoes S.A. (“Taquari”) and Itabira Rio Doce Company Limited, pursuant to which it was agreed to practice all necessary acts to accomplish the complete disposal of the (i) direct and indirect interest of CVRD in Sepetiba Tecon S.A. to CSN or any of its subsidiaries; (ii) of CSN in the capital stock of Ferrovia Centro-Atlântica S.A. to CVRD, directly or indirectly, (iii) of CVRD in Companhia Ferroviária do Nordeste – CFN to CSN and Taquari, directly or indirectly. For such purposes, CSN will effect a net disbursement of R$ 30,000,000.00 (thirty million reais).

Simultaneously to the disposals above, contracts will be signed, for a 10-year period, renewable for an equivalent period, under terms and conditions to be mutually and expressly agreed upon, which shall ensure (i) movement of containers by Sepetiba Tecon S.A. to CVRD; (ii) provision of limestone transportation services by Ferrovia Centro-Atlântico S.A., to CSN; (iii) provision of bentonite and dolomitic limestone transportation services by Companhia Ferroviária do Nordeste – CFN to CVRD.

The stock purchase and sale as well as the execution of the aforementioned contracts constitute a single deal (“Single Deal”), subject to a number of resolving conditions, among which the approval of the regulatory organizations.

The proposed Single Deal aims at performing the separation of CSN and CVRD interests in logistics companies, in order to achieve the specific strategic goals of the involved companies.

The implementation of the Single Deal is expected to occur within 60 (sixty) days.

Rio de Janeiro, 16 of April of 2003.

COMPANHIA SIDERÚRGICA NACIONAL

Antonio Mary Ulrich
Investor Relations Executive Officer